Brittany S. Speas
Counsel
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401
Telephone: (743) 867-0064
Brittany.speas@lfg.com

VIA EDGAR

November 26, 2024

Mr. Alberto Zapata
Senior Counsel
Disclosure Review and Account Office
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 333-276646; 811-08557; CIK: 0001048607
      Initial Registration Statement, Form N-6
      Lincoln AssetEdge® VUL 2025
      Lincoln AssetEdge® VUL 2025-2

Dear Mr. Zapata:

This letter is in response to our conversation on November 22, 2024.  The attached prospectus for Lincoln AssetEdge® VUL 2025 is blacklined to reflect the minor changes that have  been made since comments were cleared earlier this year.

1.	Product Name – (throughout) . Please note the name has been changed from Lincoln AssetEdge® VUL 2024 to Lincoln AssetEdge® VUL 2025.

2.	Post-Effective Season – (throughout). We have incorporated all Post-Effective season updates that were applicable throughout the prospectus.

3.	Review of AE SVUL – To maintain consistency we have also incorporated any revisions due to comments received during the review of AE SVUL where applicable.

4.	Rates – (throughout). All rates are now incorporated.

Corresponding changes will be applied to the Lincoln AssetEdge®  VUL 2025-2 of the registration statement, and the ISP, as applicable.

Thank you for your attention to this filing, and your review and comments. Please call me at the number provided above with any questions or additional comments.

Sincerely,

/s/Brittany S. Speas

Brittany S. Speas